November 10, 2011

VIA EDGAR CORRESPONDENCE
Jeffrey Jaramillo
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, DC 20549

RE:	Lantis Laser, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed April 12, 2011
Form 8-K dated April 22, 2011,
as amended on April 27, 2011 and August 2, 2011
File No. 000-53585

Dear Mr. Jaramillo:

We have received your correspondence dated October 27, 2011.  We have addressed your comments by reproducing below each comment and providing our response immediately thereafter.

Form 10-K for the Year Ended December 31, 2010

Item 9A(T) Controls and Procedures, page 24

Management's Annual Report on Internal Control Over Financial Reporting, page 24

1. We note your response to our prior comment 8 indicating that you "will present all information relating to our internal control over financial reporting, including any amendments to our Forms 10-K, in the Disclosure Controls and Procedures section."  Please note the difference between the quarterly evaluation of your disclosure controls and procedures required by Exchange Act Rules 13a-15(b) and 15d-15(d) and the annual assessment of your internal controls over financial reporting required by Exchange Act Rules 13a-15(c) and 15d-15(c).  Similarly, please note difference between the requirements of Item 307 of Regulation S-K that you disclose management's conclusion on the effectiveness of your disclosures controls at the end of each quarter and the requirements of Item 308 of Regulation S-K that on an annual basis you provide management's report on the effectiveness of your internal controls over financial reporting.  Therefore, in your Form 10-K, you are required to provide, separately, management's conclusion on the effectiveness of your disclosures controls and procedures at December 31, 2010 and management's conclusion on the effectiveness of your internal control over financial reporting at December 31, 2010.  To eliminate investor confusion in future Forms 10-K, beginning with the requested amendment, please present all information relating to management's conclusion on the effectiveness of your internal control over financial reporting in the section you have so titled.  Refer to Item 308 of Regulation S-K.

Response:  We have filed with EDGAR contemporaneously with this letter a blacklined version of the Form 10-K/A noting the changes requested in this comment letter and your comment letter dated September 15, 2011.

2.  In addition, we note your response to prior comment 9 indicating that you "have clearly stated that management has made an assessment of our [your] internal controls over financial reporting and found them ineffective for the reasons stated in the Form 10-K."  Please note the difference between the quarterly evaluation of your disclosure controls and procedures required by Exchange act Rules 13a-15(b) and 15d-15(b) and the annual assessment of your internal controls over financial reporting required by Exchange Act Rules 13a-15(c) and 15d-15(c), as well as the difference between the requirements of Item 307 of Regulation S-K and those of Item 308 of Regulation S-K.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.  Therefore, we reissue or prior comment.  If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing to provide the required management's report on internal control over financial reporting and to fully comply with Item 308 of Regulation S-K.

Response: We have responded to this comment and have filed with EDGAR contemporaneously with this letter a blacklined version of the Form 10-K/A noting the changes requested in this comment and your comment letter dated September 15, 2011.

Form 8-K dated April 22, 2011, as amended on April 27, 2011 and August 2, 2011

3. Please tell us when you intend to amend and file your Form 8-K dated April 22, 2011 as previously amended to reflect the necessary changes described in your response to comments 13 and 14.

Response: We have filed with EDGAR contemporaneously with this letter an amended Form 8-K to address the comments in your letter dated September 15, 2011.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Akerman Senterfitt LLP, at (202) 824-1705. If you cannot reach him, please call me at (732) 252-5146.

Sincerely,

/s/ Al Pietrangelo
CEO

cc:	Stan Baron
Ernest M. Stern, Esq.